United States securities and exchange commission logo





                             March 30, 2023

       Gregory Graves
       Chief Financial Officer
       ENTEGRIS INC
       129 Concord Road
       Billerica, Massachusetts 01821

                                                        Re: ENTEGRIS INC
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Form 8-K Filed
February 14, 2023
                                                            File No. 001-32598

       Dear Gregory Graves:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Note 20. Segment Information, page F-34

   1. With reference to your page 6 disclosures of the different products sold by your segments, please tell us what
consideration was given to the guidance in ASC 280-10-50-40 in determining that your
current disclosures provide adequate information regarding your products and services.
       Form 8-K Filed February 14, 2023

       Exhibit 99.1, page 10

   2. In your determination of Adjusted EBITDA, you include adjustments for integration costs as well as contractual
and non-cash integration costs. You also include an adjustment for integration costs in
your determination of non-GAAP net income. Please tell us the nature of these costs. Provide
a breakdown of the types of costs included in these adjustments
 Gregory Graves
ENTEGRIS INC
March 30, 2023
Page 2
         and describe and quantify each material component. With reference to the material components, please tell us what consideration you gave to Question
100.01 of the Non-
         GAAP Financial Measures Compliance & Disclosure Interpretations, as updated
         December 13, 2022, in determining it was appropriate to include these adjustments.

3. You present proforma non-GAAP Net sales. Tell us and disclose if these pro forma metrics were prepared in accordance with Article 11 of Regulation S-X. If such information has not been prepared in accordance with Article 11, please revise to disclose the basis for presentation and revise the description of the measures accordingly. Refer to
         Question 100.05 of the Non-GAAP Measures Compliance and Disclosure Interpretations
         as updated December 13, 2022. Ensure that you appropriately label each metric accordingly. Pursuant to Item 10(e)(1)(i) of Regulation S-K, please also disclose the reasons why management believes that presentation of this non-GAAP financial measure provides useful information to investors as well as any additional purposes for which management uses the non-GAAP financial measure.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 with any questions.



                                                              Sincerely,
FirstName LastNameGregory Graves
                                                              Division of
Corporation Finance
Comapany NameENTEGRIS INC
                                                              Office of
Industrial Applications and
March 30, 2023 Page 2                                         Services
FirstName LastName